SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                    PCD Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    69318P106
                   -------------------------------------------
                                 (CUSIP Number)

                                 August 18, 1998
                  --------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [ ]     Rule 13d-1(c)

                  [x]     Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318P106               SCHEDULE 13G                 Page 2 of 5 Pages

================================================================================
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Emerson Electric Co.               43-0259330

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Missouri
--------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER:             2,068,080 shares*
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER            0
OWNED BY EACH           --------------------------------------------------------
REPORTING               7.      SOLE DISPOSITIVE POWER         2,068,080 shares*
PERSON WITH             --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,068,080 shares*
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        24.07%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON

        CO
================================================================================
* See Item 4 for additional information

CUSIP No. 69318P106               SCHEDULE 13G                 Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  PCD Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2 Technology Drive, Centennial Park
                  Peabody, Massachusetts  01960-7977

Item 2(a).        Name of Person Filing:

                  Emerson Electric Co.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  8000 W. Florissant Avenue, P.O. Box 4100
                  St. Louis, Missouri 63136

Item 2(c).        Citizenship:

                  Missouri

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  69318P106

Item 3.           If   This   Statement  is Filed Pursuant to Rules 13d-1(b), or
                  13d-2(b) or (c) , Check Whether the Person Filing is a:

                  Not applicable


Item 4.           Ownership.

                  (a) Amount beneficially owned:

                           2,068,080 shares - includes 743,280 shares held by InnoVen III Corporation, a wholly-owned subsidiary of Emerson Electric Co., and 150,000 shares subject to a currently exercisable common stock purchase warrant held by Emerson Electric Co.

CUSIP No. 69318P106               SCHEDULE 13G                 Page 4 of 5 Pages

                  (b) Percent of class:

                           24.07%.

                  (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           2,068,080  shares  (includes   150,000   shares   not
                           outstanding)

                  (ii)     Shared power to vote or to direct the vote:

                           0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                           2,068,080    shares    (includes   150,000 shares not
                           outstanding)

                  (iv) Shared power to dispose or to direct the disposition of:

                           0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership  of   More  than  Five Percent on  Behalf of Another
                  Person.

                  Not applicable

Item 7.           Identification and Classification  of the   Subsidiary   Which
                  Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and  Classification of  Members of  the  Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable

CUSIP No. 69318P106               SCHEDULE 13G                 Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 18, 1999
                                        ----------------------------------------
                                              (Date)


                                        ---------------------------------------
                                              (Signature)

                                        W.J. Galvin
                                        Senior Vice President- Finance and Chief
                                        Financial Officer


                                        ---------------------------------------
                                        (Name/Title)